Exhibit 99.1

LATAM estimates operation of 67% pre-pandemic capacity for March, maintaining trend of operational stability

●	Despite an uncertain international context, domestic flights from Colombia and Brazil would lead the recovery of the group's operation compared to pre-pandemic levels

●	The cargo subsidiaries may reach levels comparable to those prior to the global health crisis, with a 100% operational capacity estimate for March compared to the same period in 2019

●	The resumption of flights from Santiago (Chile) to Auckland (New Zealand) and Sydney (Australia) stands out this month

Santiago (Chile), March 11, 2022 - Within the context of international uncertainty that has resulted in high volatility in fuel prices, LATAM group estimates a passenger operation of up to 67% for March (measured in available seat kilometers - ASK) compared to the same month of 2019 (pre-pandemic scenario), continuing the trend of operational stability shown in recent months.

It is forecast that the domestic operations of Colombia and Brazil will drive the recovery compared to pre-pandemic levels, with estimated operational increases of 165% and 101% respectively. The operations of cargo subsidiaries are projected to reach levels equal to those prior to the global health crisis, with a 100% operational estimate for March.

One of the highlights of this month is the resumption of operations from Santiago (Chile) to Auckland (New Zealand) and Sydney (Australia).

LATAM plans to operate approximately 1,029 daily national and international flights during March, connecting 135 destinations in 20 countries. The cargo business has almost 1,200 cargo freighter flights scheduled with a level of utilization 7% higher on average than the same period in 2019. These projections are subject to the evolution of the pandemic, especially the latest cases of the Omicron variant in the countries where the group operates.

In February 2022, passenger traffic (measured in revenue passenger-kilometers - RPK) was 60.6% in relation to the same period in 2019, based on an operation measured in ASK (available seat kilometers) of 63.7% compared to February 2019. As a result, the load factor reached 79.8%.

With regard to cargo operations, the load factor was 61.5%, which corresponds to an increase of 9.2 percentage points compared to February 2019.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-8765
www.latamairlinesgroup.net

LATAM Group Operational Estimate - March 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil

● 74% projected operation (versus March 2019). February 2021 projection reference: 72%

● 101% domestic and 50% international

● Total March destinations: 51 domestic (equivalent to 490 daily flights on average) and 18 international

Chile

● 55% projected operation (versus March 2019). February 2021 projection reference: 57%

○ 74% domestic and 46% international

●Total March destinations: 16 domestic (equivalent to 128 daily flights on average) and 23 international

○ Updates:

▪ International: Restart the seasonal route Santiago-Auckland-Sydney (3 flights/week)

Colombia

● 109% projected operation (versus March 2019). February 2021 projection reference: 103%

● 165% domestic and 59% international

● Total March destinations: 17 domestic (equivalent to 181 daily flights on average) and 5 international

Ecuador

● 34% projected operation (versus March 2019). February 2021 projection reference: 36%

● 93% domestic and 16% international

● Total March destinations: 8 domestic (equivalent to 28 daily flights on average) and 3 international

Peru

● 63% projected operation (versus March 2019). February 2021 projection reference: 62%

● 91% domestic and 55% international

● Total March destinations: 19 domestic (equivalent to 139 daily flights on average) and 22 international

Cargo	● 100% projected operation (versus February 2019). February 2021 projection reference: 91% ● 112% domestic belly and 69% international belly* ● 137% dedicated freighter

*	Belly: merchandise transported in the cargo hold (lower deck) of the plane.

Operational Estimate by Segment vs 2019 - March 2022

(Measured in ASK)

Domestic Spanish-speaking countries	79%
Domestic Brazil	101%
International	46%
Consolidated Total	67%

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-8765
www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

February 2022 Traffic Report

	February			February		Year to date			Year to date
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	6,437	2,760	133.3%	10,615	-39.4%	13,975	6,609	111.5%	22,341	-37.4%
DOMESTIC SSC (1)	1,588	683	132.6%	2,132	-25.5%	3,301	1,520	117.2%	4,379	-24.6%
DOMESTIC BRAZIL (2)	2,288	1,468	55.9%	2,998	-23.7%	5,251	3,607	45.6%	6,555	-19.9%
INTERNATIONAL (3)	2,561	609	320.7%	5,485	-53.3%	5,423	1,482	266.0%	11,406	-52.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	8,063	4,255	89.5%	12,660	-36.3%	17,434	9,730	79.2%	26,417	-34.0%
DOMESTIC SSC (1)	1,930	986	95.7%	2,564	-24.7%	4,060	2,159	88.1%	5,333	-23.9%
DOMESTIC BRAZIL (2)	2,817	2,049	37.5%	3,625	-22.3%	6,345	4,650	36.4%	7,718	-17.8%
INTERNATIONAL (3)	3,315	1,219	171.9%	6,471	-48.8%	7,028	2,922	140.6%	13,366	-47.4%

PASSENGER LOAD FACTOR
SYSTEM	79.8%	64.9%	15.0 pp	83.8%	-4.0 pp	80.2%	67.9%	12.2 pp	84.6%	-4.4 pp
DOMESTIC SSC (1)	82.3%	69.2%	13.0 pp	83.2%	-0.9 pp	81.3%	70.4%	10.9 pp	82.1%	-0.8 pp
DOMESTIC BRAZIL (2)	81.2%	71.6%	9.6 pp	82.7%	-1.5 pp	82.8%	77.6%	5.2 pp	84.9%	-2.2 pp
INTERNATIONAL (3)	77.2%	49.9%	27.3 pp	84.8%	-7.5 pp	77.2%	50.7%	26.4 pp	85.3%	-8.2 pp

PASSENGERS BOARDED (thousand)
SYSTEM	4,381	2,292	91.2%	6,514	-32.7%	9,584	5,357	78.9%	13,766	-30.4%
DOMESTIC SSC (1)	1,927	871	121.1%	2,451	-21.4%	4,067	1,951	108.5%	5,063	-19.7%
DOMESTIC BRAZIL (2)	1,931	1,268	52.3%	2,766	-30.2%	4,422	3,040	45.5%	6,011	-26.4%
INTERNATIONAL (3)	524	153	242.3%	1,297	-59.6%	1,094	366	198.7%	2,692	-59.4%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	276	228	21.1%	284	-2.9%	543	483	12.3%	575	-5.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	448	347	29.1%	543	-17.4%	947	750	26.3%	1,121	-15.6%

CARGO LOAD FACTOR
SYSTEM	61.5%	65.6%	-4.1 pp	52.4%	9.2 pp	57.3%	64.5%	-7.1 pp	51.3%	6.0 pp

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-8765
www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freight subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 12 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM Group network as well as international routes that are solely used for shipping. They offer modern Infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-8765
www.latamairlinesgroup.net

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